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SEC FILE NUMBER
8-70887

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2022 (MM/DD/YY) AND ENDING 06/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: IKONA Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2762 Octavia St, Suite A
(No. and Street)

San Francisco	CA	94123
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Justin Schleifer	415-890-6297	compliance@ikonapartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries
(Name – if individual, state last, first, and middle name)

4601 DTC Boulevard, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

10/20/2003	349
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Cho _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of IKONA Partners, LLC _____, as of 6/30 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Managing Director

See Attached Jurat

SA-MP 08-29-2023

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State Of: **California**
County Of: **Alameda**

Subscribed and sworn to *(or affirmed)* before me on this 29 **day of** AUG **, 2023**

by David Cho **,**

proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

S. Adis

Signature: **S. Adis**

S. ADIS
COMM. #2338889
NOTARY PUBLIC • CALIFORNIA
ALAMEDA COUNTY
Commission Expires DEC 02, 2024

Title of Document: Annual Reports

Total Number of Pages including Attachment: 3 PGS.

Notary Commission Expiration Date: December 02, 2024

Notary Commission Number: 2338889

IKONA Partners, LLC
Statement of Financial Condition
June 30, 2023

The report is deemed Confidential in accordance with Rule 17a-5(e)(3) under Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a CONFIDENTIAL DOCUMENT.

IKONA PARTNERS, LLC
TABLE OF CONTENTS

 **SPICER JEFFRIES LLP**

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Members of
Ikona Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ikona Partners, LLC (the "Company") as of June 30, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Ikona Partners, LLC's auditor since September 14, 2022.

Denver, Colorado
August 22, 2023

1

IKONA PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2023

ASSETS

Cash	$	453,427
Investments in Securities		1,067,495
Right of Use Asset		125,231
TOTAL ASSETS		**1,646,152**

LIABILITIES AND EQUITY

Lease Liability	$	133,814
Credit Cards Payable		11,684
TOTAL LIABILITIES		**145,498**
TOTAL EQUITY		**1,500,654**
TOTAL LIABILITIES AND EQUITY	$	**1,646,152**

The accompanying notes are an integral part of these financial statements.

2

IKONA PARTNERS, LLC
NOTES TO THE FINANCIAL STATEMENTS
FISCAL YEAR ENDED JUNE 30, 2023

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ikona Partners, LLC (the “Company”) was organized as a Delaware limited liability company on January 3, 2022 and is located in San Franciso, CA. The Company is a broker-dealer registered with the Securities and Exchange Commission (the “SEC”) and is a member of the Financial Industry Regulatory Authority (“FINRA”) and the Securities Investor Protection Corporation (“SIPC"). The Company was approved by the SEC and FINRA as a broker-dealer on July 25, 2022, whereby the Company commenced operations.

15c3-3 Exemption

The Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission pursuant to footnote 74 of SEC release 34-70073. The Company does not carry or clear customer accounts.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company considers all highly-liquid investments purchased with an original maturity of three months or less on the purchase date to be cash equivalents. As of June 30, 2023, the Company is over the FDIC insured amount limit of $250,000 by $127,082.

Revenue Recognition

The Company derives its revenue from mergers and acquisitions advisory activities, in the form of retainer and success fees. Revenue is recognized when it is earned, as defined in the respective engagement letters. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and an engagement letter’s identified performance obligations have been satisfied. There were no unsatisfied performance obligations as of June 30, 2023.

Leases

At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the balance sheet. Finance leases are included in property and equipment and other liabilities on the balance sheet. For the year ended June 30, 2023, the Company had two operating leases. See note 2 for more information.

Income Taxes

The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. However, the Company is still required to file a tax return. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Taxable years since inception are subject to examination.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. LEASES

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the total value of lease payments over the lease term. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

The Company entered into two operating lease agreements for office space in San Francisco, California and Charlotte, North Carolina. The term of the San Francisco lease begins on November 1, 2022 and expires on October 31, 2025. The term of the Charlotte lease begins on November 1, 2022 and expires on October 31, 2023.

For the year ended June 30, 2023, information pertaining to the operating lease was as follows:

Operating Leases:	
ROU Assets	159,347
Accumulated Depreciation	(34,116)
ROU Assets, Net	$125,231
Operating Lease Liabilities	$133,814
Weighted Average Remaining Lease Term	2.33
Weighted Average Discount	4.27%
Maturities of Operating Lease Liability	
July 1, 2023 through December 31, 2023	$ 28,000
2024	60,500
2025	52,500
Total Lease Payments	141,000
Less Amount Representing Interest	7,186
Operating Lease Liabilities	$133,814

3. FAIR VALUE MEASUREMENTS

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to measurements involving significant unobservable inputs
(Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value:

Cash, and Credit Cards Payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Securities

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

	Level 1	Level 2	Level 3	Total
Assets at Fair Value:				
Investments in Securities	$ 1,067,495	-	-	$ 1,067,495

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2023, the Company had net capital and net capital requirements of $1,479,304 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.37 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 8 to 1, during its first year of operations.

4. RELATED PARTY TRANSACTIONS

The Company does not have an expense sharing agreement or any related party transactions as of June 30, 2023.

5. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company could be threatened with or named as a defendant in lawsuits, arbitrations and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of June 30, 2023, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

6. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through August 22, 2023. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.